UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended March 31, 2020

Siouxland Renewable Holdings, LLC

(Exact name of issuer as specified in its charter)

Nebraska	84-3304485
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

1501 Knox Boulevard, Jackson, Nebraska 68743

(Full mailing address of principal executive offices)

(402) 632-2676

Issuer’s telephone number, including area code

Item 1.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing in Item 3 of this Form 1-SA.  This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties.  In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “future,” “intend,” “could,” “hope,” “predict,” “target,” “potential,” or “continue” or variations of these terms, the negative of these terms or other similar expressions.  Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” in our Offering Circular filed with the Securities Exchange Commission on December 18, 2019.

Overview

Siouxland Renewable Holdings, LLC (the “Company”), was organized on October 8, 2019 as a limited liability company under the laws of the State of Nebraska.  The Company is a start-up company that was formed for the purpose of purchasing the assets of, making capital upgrades to, and operating an existing corn ethanol plant in the States of Iowa, Illinois, Nebraska, Minnesota, Indiana, or South Dakota.

The Company has not acquired an ethanol plant or otherwise commenced operations or generated any operating income or losses.  Siouxland Ethanol, LLC, a Nebraska limited liability company (“SLE”), made an initial capital contribution to the Company of $1,000 in October 2019.  Through March 31, 2020, the Company has raised an additional $60,260,000 of equity capital through the offering of units representing limited liability company interests in the Company (the “Units).  The Company raised $20,000,000 of this equity capital through a private offering of 2,000 Units (the “Private Offering”) to a single investor under the Securities Act of 1933, as amended (the “1933 Act”).  The remaining equity capital of $40,260,000 was raised through the sale of 4,026 Units in an offering of up to 5,000 Units for $50,000,000 made pursuant to Regulation A under the 1933 Act (the “Regulation A Offering”, and collectively with the Private Offering, the “Offerings”).  In each of the Offerings, the Units were sold at a price of $10,000 per Unit.  SLE has purchased 1,000 Units for $10,000,000 as part of the Regulation A Offering.

The Company may continue to accept subscriptions for the remaining balance of up to 974 Units or $9,740,000 offered in the Regulation A Offering.  At March 31, 2020, the entire amount of equity capital raised in each Offering was being held in separate bank escrow accounts and such amounts will not be released to the Company unless and until (i) an ethanol plant meeting the Company’s investment criteria has been identified, (ii) the Company has entered into a definitive agreement to purchase such ethanol plant, and (iii) the Company has entered into binding commitments from equity investors and/or lenders to provide the capital needed to purchase the identified ethanol plant pursuant to such definitive agreement and to provide the Company’s initial working capital (collectively, the “Funding Milestones”).  If the Funding Milestones are not achieved by December 31, 2020, all amounts held in each of the escrow accounts will be refunded to subscribers.

Results of Operations for the Period from Inception to March 31, 2020

Revenue.  The Company has not acquired an ethanol plant or otherwise commenced operations.  Accordingly, the Company did not generate any operating revenue during the period from inception to March 31, 2020.

Net Income.  The Company’s net income of $90,145 for the period from inception to March 31, 2020 consisted entirely of interest income that was earned on funds from the Offerings that have been held in bank escrow accounts.

Expenses.  Costs for the Offerings of $287,956 have been incurred for the period from inception to March 31, 2020.  Such offering costs primarily consisted of legal fees, printing costs, state and federal securities law compliance filing fees, and related offering expenses.  All of the offering costs of the Company are being paid by SLE and the Company has no obligation to reimburse SLE for any of such costs.  The offering costs have been capitalized as deferred offering costs in the Company’s financial statements as they were for the benefit of the Company.  The offering costs will be charged against the proceeds of the Offerings as a contra equity amount if and when the Funding Milestones have been achieved and the proceeds of the Offerings have been released to the Company.  Otherwise, the offering costs will be expensed at the time that the Offerings are terminated.  Given the infrequent nature of financings like the Offerings, the offering costs are not necessarily indicative of the future operating results or the future financial condition of the Company.

Liquidity and Capital Resources

As of March 31, 2020, the Company had total assets of $60,639,101, of which $60,351,145 consisted of restricted cash generated from the sale of Units and $287,956 consisted of deferred offering costs relating thereto.  Currently, the Company does not have any revenue generating business operations, but during the period from inception to March 31, 2020 the Company raised an aggregate of $60,261,000 in equity capital by the sale of Units in the Offerings.  However, the Company will not be allowed to access the funds raised through the Offerings unless and until it has achieved the Funding Milestones, which are (i) an ethanol plant meeting its investment criteria has been identified, (ii) it has entered into a definitive agreement to purchase the assets of such ethanol plant, and (iii) is has entered into binding commitments from one or more lenders to provide the capital needed to purchase the identified ethanol plant pursuant to such definitive agreement and provide the Company’s initial working capital.

The Company expects that it will need up to $75,000,000 in order to purchase the assets of an ethanol plant meeting its minimum requirements and to cover its initial working capital needs.  Accordingly, the Company will require additional sources of capital to carry out its acquisition strategy.  The Company anticipates that it will be able to borrow the additional funds required to finance the purchase of an ethanol plant and to provide for its initial working capital needs.  The Company has engaged in discussions with prospective lenders and has received favorable initial indications, including a commitment letter for $36,000,000, as it relates to its ability to secure debt capital.  In addition, the amount of debt financing the Company may ultimately require will depend on the price it pays for an ethanol plant and the initial working capital it will need in connection with the commencement of its business operations.  As a result, there is no assurance that the Company will have sufficient capital to finance the purchase of an ethanol plant and its initial working capital requirements.

In the event the total capital available to the Company through its offering of Units and long-term debt financing is not sufficient to fully fund the purchase of an ethanol plant and to cover anticipated initial working capital needs, the Company may seek to form a joint venture with another party to purchase the targeted ethanol plant, in which case the Funding Milestones will be deemed to be met if the combined capital available to such joint venture is sufficient to purchase the identified ethanol plant pursuant to such definitive agreement and provide the joint venture’s initial working capital.  In all cases, the Company will be the majority member of any such joint venture arrangement.

Trend Information

The recent outbreak of COVID-19 and its development into a pandemic in March 2020 has resulted in significant economic disruption globally, including in the United States, which is the primary market in which the Company would intend to sell ethanol and ethanol co-products.  Governmental authorities throughout the United States have taken actions, such as stay-at-home orders and other social distancing measures, to prevent the spread of COVID-19 that has restricted travel, public gatherings, and the overall level of individual movement and in-person interaction.  This has, in turn, significantly reduced economic activity and negatively impacted many businesses.  Motor vehicle usage has substantially declined at a time when seasonal driving patterns typically result in an increase of consumer demand for gasoline.  Because ethanol is blended into gasoline for use as a motor fuel, there has also been a substantial decline in the demand for, and thus also a decline in the market price of, ethanol.  As a result, many U.S. ethanol plants are currently shut down or are operating at a reduced level of production.  The Company is actively monitoring the effect COVID-19 has had on the price of ethanol and is factoring the pandemic and potential related future effects into its deliberations on the Company’s plans to purchase the assets of an ethanol plant.

Item 2.  Other Information

None.

Item 3.  Financial Statements

The accompanying semiannual financial statements of the Company have been prepared in accordance with the instructions to Form 1-SA.  Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and members’ equity in conformity with accounting principles generally accepted in the United States of America.  In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature.  Operating results for the period from inception to March 31, 2020 are not necessarily indicative of the results that can be expected for the year ending September 30, 2020.

SIOUXLAND RENEWABLE HOLDINGS, LLC

Balance Sheet

March 31, 2020
ASSETS

Current Assets
Cash	$60,351,145
Total Current Assets	60,351,145

Deferred offering costs	287,956

Total Assets	$60,639,101

MEMBERS’ EQUITY

Capital contributions	$60,548,956
Net Income	90,145

Members’ equity, 10,000 units authorized, 6026 units issued and outstanding	60,639,101

Total Members’ Equity	$60,639,101

SIOUXLAND RENEWABLE HOLDINGS, LLC

Statement of Income

For the period from inception to March 31, 2020

2020

Other Income
Interest income	$90,145

Net Income	$90,145

Statement of Members’ Equity

For the period from inception to March 31, 2020

2020

Balance, beginning	$—
Capital contributions — 6026 units ($10,000/unit)	60,260,000
Additional paid in capital	288,956
Net Income	90,145

Balance, ending	$60,639,101

SIOUXLAND RENEWABLE HOLDINGS, LLC

Statement of Cash Flows

For the period from inception to March 31, 2020

2020

Cash flows from operating activities:
Net Income	$90,145
Net cash provided from operating activities	90,145

Cash flows from financing activities:
Member contributions	60,548,956
Payments for deferred offering costs	(287,956)
Net cash provided from financing activities	60,261,000

Net Increase in Cash	60,351,145

Beginning Cash	—

Ending Cash	$60,351,145

SIOUXLAND RENEWABLE HOLDINGS, LLC

Notes to Financial Statements

Note 1.  Nature of Business and Equity Raising Activity

Nature of Business:  Siouxland Renewable Holdings, LLC (the “Company”) was formed as a Nebraska limited liability company on October 8, 2019, for the purpose of purchasing the assets of, making capital upgrades to, and operating an existing corn ethanol plant located in the States of Iowa, Illinois, Nebraska, Minnesota, Indiana, or South Dakota.  The Company did not have an agreement to purchase the assets of any particular ethanol plant as of March 31, 2020.

Siouxland Ethanol, LLC, a Nebraska limited liability company (“SLE”), made an initial capital contribution to the Company of $1,000 in October 2019.  Through March 31, 2020, the Company has raised an additional $60,260,000 of equity capital through the offering of Units representing membership interests the Company.  The Company raised $20,000,000 of this equity capital through a private offering to a single investor.  The remaining equity capital of $40,260,000 was raised through an offering of Units made pursuant to Regulation A under the Securities Act of 1933, as amended.  In each case, Units were sold at a price of $10,000 per Unit.  SLE has purchased 1,000 Units ($10,000,000) as part of the Regulation A offering.  The Company may continue to accept subscriptions for the remaining balance of up to 974 Units ($9,740,000) offered in the Regulation A offering.  At March 31, 2020, the entire amount of equity capital raised in both of these equity offerings was being held in bank escrow accounts and will not be released to the Company until (i) an ethanol plant meeting the Company’s investment criteria has been identified, (ii) the Company has entered into a definitive agreement to purchase such ethanol plant, and (iii) the Company has entered into binding commitments from equity investors and/or lenders to provide the capital needed to purchase the identified ethanol plant pursuant to such definitive agreement and to provide the Company’s initial working capital (collectively, the “Funding Milestones”).  If the Funding Milestones are not achieved by December 31, 2020, all amounts held in these escrow accounts will be refunded to subscribers.

The Company has not commenced operations and has not generated any operating revenue.  The Company’s net income during the period consisted entirely of interest earned on escrowed funds.  All of the offering costs of the Company are being paid by SLE and the Company has no obligation to reimburse SLE for any of those costs.  Offering costs of $287,956 have been incurred through March 31, 2020.  These costs have been capitalized as deferred offering costs in the Company’s financial statements as they were for the benefit of the Company.  These costs will be charged against the proceeds of the offering as a contra equity amount if and when the Funding Milestones are achieved and the offering proceeds are released to the Company.  Otherwise, these costs will be expensed at the time the offering is terminated.

Note 2.  Subsequent Events

The Company has evaluated all subsequent events through May 5, 2020, the issuance date of the financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

Item 4.  Exhibits

Exhibit
No.	Description

3	Operating Agreement of the Company dated as of October 8, 2019 (incorporated herein by reference to Exhibit 3 to the Company’s Offering Statement on Form 1-A filed on November 15, 2019)

4	Form of Subscription Agreement of the Company (incorporated herein by reference to Exhibit 4 to the Company’s Offering Statement on Form 1-A filed on November 15, 2019)

8	Escrow Agreement dated as of November 27, 2019 (incorporated herein by reference to Exhibit 8 to the Company’s Amendment No. 1 to Offering Statement on Form 1-A/A filed on December 18, 2019)

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on May 7, 2020.

SIOUXLAND RENEWABLE HOLDINGS, LLC

By:	/s/ Nicholas Bowdish
Nicholas Bowdish
President and Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title(s)	Date

/s/ Nicholas Bowdish	President and Chief Executive Officer	May 7, 2020
Nicholas Bowdish	(Principal Executive Officer)

/s/ Steven Ausdemore	Treasurer and Director	May 7, 2020
Steven Ausdemore	(Principal Financial Officer and
Principal Accounting Officer)